Exhibit 99.1

SAP Agrees to Sell its Stake in Qualtrics as part of Qualtrics Acquisition by Silver Lake and CPP Investments

WALLDORF, Germany — March 13, 2023 — SAP SE (NYSE: SAP), today announced it has agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake (collectively, “Silver Lake”) as well as Canada Pension Plan Investment Board (CPP Investments).

At a purchase price of US$18.15 in cash per share, the transaction corresponds to a Qualtrics equity value of approximately US$12.5 billion on a fully diluted basis, representing a 73% premium over the 30-day average trading price prior to SAP’s announcement to explore a sale (approx. 62% premium relative to the unaffected closing price on January 25, 2023). SAP’s stake will be acquired for approximately US$7.7 billion.

“Silver Lake has both the operational expertise and the track record with software companies to help Qualtrics extend its leadership in the XM category it pioneered,” said Christian Klein, CEO and Member of the Executive Board of SAP SE. “Since we acquired Qualtrics in 2019 the company has more than tripled its revenue while delivering profitability. SAP intends to remain a close go-to-market and technology partner, servicing joint customers and continuing to contribute to Qualtrics’ success.” The number of companies and brands using Qualtrics software has risen from 10,000 at the time of SAP’s purchase to over 18,000 today.

The agreement resulted from a robust process that was initiated on January 26 and identified the joint proposal by Silver Lake and CPP Investments as most attractive. The transaction has been approved by the Qualtrics board, including a committee of independent directors, as well as the SAP Executive and Supervisory Boards.

While the transaction is subject to customary regulatory clearances and expected to close in the second half of 2023, SAP’s financial results for the first quarter, due April 21, are expected to present Qualtrics as a discontinued operation.

Barclays acted as financial advisor to SAP on the transaction, Shearman & Sterling acted as SAP’s legal advisor.

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About SAP

SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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